UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice President, Associate General Counsel & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Vice President, Associate General Counsel & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: June 10, 2025	By:	/s/ Jason Drysdale
	Name:	Jason Drysdale
	Title:	Executive Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Royal Bank of Canada to repurchase up to 35 million of its common shares